Sol Strategies Announces Completion of Orangefin Ventures' Validator Acquisition

Toronto, Ontario--(Newsfile Corp. - December 31, 2024) - Sol Strategies Ltd. (CSE: HODL) ("Sol Strategies" or the "Company"), a publicly traded Canadian holding company focused on investments within the Solana blockchain and ecosystem, today announced the completion of its definitive agreement to acquire three blockchain validators and certain assets related to the validators from Orangefin Ventures LLC ("Orangefin"), a blockchain infrastructure company specializing in validator operations and staking services (the "Acquisition") as previously disclosed in the Company's December 20, 2024 news release.

The integration of Orangefin's validator network and operational expertise is expected to deliver immediate value to Sol Strategies by enhancing its validator capacity and driving sustainable staking revenue growth. The Company plans to maintain Orangefin's high operational standards while leveraging its resources to expand its footprint within the Solana ecosystem further.

The acquired validators operate on the Solana, Solana Testnet, and Arch Testnet networks. Post closing of the Acquisition, Sol Strategies will have increased its staked SOL to 1,505,145 SOL (CAD $440,249,107) across its validator operations, of which Sol Strategies owns 142,801 SOL. Post-Acquisition, Sol Strategies will manage the staked SOL across its validators as follows:

  259,033 SOL (CAD $72,672,718) on Sol Strategies' proprietary validator, of which 142,684 SOL is delegated by the Company.
  677,879 SOL (CAD $190,181,597) on Sol Strategies' recently acquired Cogent Crypto validator.
  632,302 SOL (CAD $177,394,792) on Sol Strategies' recently acquired Orangefin Ventures' Solana validator.

This combined portfolio enhances Sol Strategies' revenue streams, delivering predictable staking income and further solidifying its position as a leading infrastructure provider in the Solana ecosystem.

*The above Canadian dollar (CAD) amounts are based on prices and foreign exchange rates quoted by Coinbase (https://www.coinbase.com/converter/sol/cad and www.stakewiz.com as at 3:29 pm ET on December 30, 2024.

Pursuant to the terms of the definitive agreement, Sol Strategies has acquired a 100% ownership interest in the validators and all ancillary rights and assets required for the management of the validators (the "Purchased Assets"). In consideration for the Purchased Assets, the Company (i) has paid USDC$750,000 on closing of the Acquisition, (ii) has issued USD$750,000 in common shares of Sol Strategies (each, a "Common Share") (valued at a price of CAD $2.14 per Common Share for a total of 503,621 Common Shares) on closing of the Acquisition, and (iii) will issue US$5,000,000 in additional Common Shares (valued at the trading price per Common Share at the time of issuance) in six equal tranches every six months over a period of three years from the date hereof. The Acquisition also includes performance-based milestones that align the interests of the Orangefin team with those of Sol Strategies and its shareholders.

In connection with the Acquisition terms, Max Kaplan joined Sol Strategies as the new Head of Staking. Mr. Kaplan is the former Senior Director of Engineering at Kraken and brings a proven track record in scaling high-performance systems, optimizing operations, and driving innovation in cryptocurrency infrastructure. His expertise in DevOps, blockchain, and high-frequency trading will be pivotal in advancing Sol Strategies' staking operations and maximizing the potential of its expanded validator network.

Effective immediately, Sol Strategies has assumed full operational control of Orangefin's validators, following the approval of the Canadian Securities Exchange and the announcement of today's completed Acquisition.

Leah Wald, CEO of Sol Strategies, stated:

"The completion of the Orangefin acquisition represents a transformative moment for Sol Strategies. By integrating Orangefin's assets and leadership, we are not only expanding our footprint within the Solana ecosystem but also taking a significant step forward in our strategy to scale validator operations and unlock the full potential of decentralized finance infrastructure. We're excited about the synergies this acquisition creates and look forward to the value it will bring to our shareholders."

About Sol Strategies

Sol Strategies Inc. (CSE: HODL) is a publicly traded Canadian company actively investing in and providing infrastructure for the Solana blockchain ecosystem. The Company focuses on validator operations, staking rewards, and strategic investments in Solana-based projects, enabling shareholders to participate in the decentralized finance and blockchain infrastructure landscape. For more information, visit www.solstrategies.io.

A copy of this news release and all related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

About Orangefin Ventures

Orangefin Ventures is a blockchain infrastructure leader specializing in validator operations and decentralized network solutions. The company's cutting-edge technology, ISO 27001 certification, and reliable performance have made it a trusted name in the Solana ecosystem. For more information, visit www.orangefin.ventures

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to (i) the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, (ii) expectations regarding the characteristics, value drivers, and anticipated benefits of the Acquisition and the appointment of a new Head of Staking, (iii) expectations regarding the Company's future development opportunities in connection with the Acquisition, and (iv) the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding completion of the Acquisition and its intended impact on the Company, the Company's future investing plans and staking plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies. None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer doug@solstrategies.io

Tel: 416-480-2488

SOURCE: Sol Strategies Inc.

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